UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2204, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

The information included in the Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-171825 and File No. 333-184774).

Entry into Related Party Loan Agreements

On April 1, 2015, the Company entered into an HK$ 45,000,000 loan contract with one of its major shareholders Mr. Cheng Chung Hing, Ricky (the “Major Shareholder”), under which the Major Shareholder extended an amount of HK$45,000,000 to the Company. The term of this loan is from April 1, 2015 to March 31, 2017. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On September 19, 2014, the Company entered into an HK$ HK$30,000,000 loan contract with the Major Shareholder, under which the Major Shareholder extended an amount of HK$30,000,000 to the Company. The term of this loan is from September 19, 2014 to September 18, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

On September 22, 2014, the Company entered into an HK$35,000,000 loan contracts with the Major Shareholder, under which the Major Shareholder extended an amount of HK$35,000,000 to the Company. The term of this loan is from September 22, 2014 to September 21, 2016. This loan was obtained by the Company in order to repay maturing loans and bears an interest rate of 16% per annum with interest payable semi-annually.

The terms of all three HK$ loan contracts (the “Affiliate Transactions”) were reviewed by the Company’s audit committee which determined that the Affiliate Transactions were in the best interests of the Company and its shareholders as a whole and our the Company’s board and the Audit Committee each approved the Affiliate Transactions on September 19, 2014 and April 1, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2015		CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Chairman of the Board, Chief Executive Officer